Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street  |  San Francisco, CA  94105-2228  |  tel 415.983.1000  |  fax 415.983.1200

MAILING ADDRESS:  P. O. Box 7880  |  San Francisco, CA  94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

December 29, 2009

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director

Re:	REG Newco, Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed November 23, 2009
File No. 333-161187

Dear Ms. Long:

REG Newco, Inc. (the “Registrant”) hereby provides the following information in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its the letter to the Registrant dated December 1, 2009. Set forth below is the Registrant’s response to the Staff’s comment.

Amendment No. 4 to Registration Statement on Form S-4

Consolidated Financial Statements of Renewable Energy Group, Inc. and Subsidiaries, page F-3

Note 2 - Summary of Significant Accounting Policies, pages F-9 and F-38

Preferred Stock Accretion, pages F-12 and F-42

1.	We appreciate your response to prior comment two. Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date or dates; (2) at the option of the holder; or (3) upon the occurrence of an event that is not solely within the control of the issuer. We note that no additional conditions need to be met in order for REG and

December 29, 2009

REG Newco’s redeemable preferred stock to be redeemable at the option of the holder. That is, if the preferred stock is still outstanding in August 2011 (for REG) or 2013 (for REG Newco), then the preferred shareholders may demand redemption. We further note that under Rule 5-02.28(2) of Regulation S-X, the probability of redemption is not considered. Accordingly, the preferred stock is required to be classified outside of permanent equity under Rule 5-02.28(2) of Regulation S-X. In accordance with paragraph 15 of ASC 480-I0-S99-3A, “[i]f an equity instrument subject to ASR 268 is not currently redeemable (for example, a contingency has not been met), subsequent adjustment of the amount presented in temporary equity is unnecessary if it is not probable that the instrument will become redeemable. If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time)...”, accretion to its redemption amount at each balance sheet date using one of the methods set forth in paragraph 15 of ASC 480-10-S99-3A is required. Please revise your registration statement accordingly.

Response: The Registrant has reassessed the probability of having a Qualified Public Offering (QPO) prior to August 1, 2011, based on the following analysis as of each year end as well as at the date of each of the issuances of series of preferred stock and the quarter that the probability of a QPO decreased significantly:

	July 2006	December 2006	July 2006	September 2007	December 2007	June 2008	December 2008
Fully Diluted Number of Common Shares Outstanding	22,108	24,223	28,595	28,595	28,765	40,356	40,787
Target Stock Price for Qualified Public Offering	$19.00	$19.00	$19.00	$19.00	$19.00	$19.00	$19.00

Aggregate Equity Value Necessary for a Qualified Public Offering	$420,046	$460,229	$543,309	$543,305	$546,544	$766,773	$774,954
Less: Aggregate Exercise Price of Outstanding Warrants & Options	25,135	25,135	26,515	26,515	27,898	30,255	30,592

Aggregate Equity Value Appreciation Target	$394,911	$435,093	$516,794	$516,790	$518,647	$736,518	$744,362
Aggregate Equity Value on Measurement Date	$262,707	$298,635	$363,033	$192,844	$150,971	$128,253	$161,924

Aggregate Appreciation Necessary for a Qualified Public Offering	50.3%	45.7%	42.4%	168.0%	243.5%	474.3%	359.7%
Compound Annual Appreciation Necessary for a Qualified Public Offering	8.3%	8.4%	8.8%	28.6%	40.0%	73.6%	77.2%
Cost of Equity as of Measurement Date	22.2%	20.8%	17.5%	17.2%	16.8%	16.7%	18.2%
Expected Volatility as of Measurement Date	55.62%	50.45%	56.56%	51.26%	45.96%	55.00%	55.00%
Probability of Attaining $19.00 per Share as of August 1, 2011	46.0%	48.0%	38.4%	19.4%	11.5%	3.8%	4.9%

The above data is consistent with the assumptions utilized in connection with the valuation of the embedded derivative. Additionally, the analysis uses the lowest targeted stock price for a QPO of $19.00. All but one series of preferred stock have a $19.00 QPO target price. Series AA has a $21.50 target price. A Monte Carlo simulation model was used to estimate the

December 29, 2009

probability of achieving the lowest threshold equity value necessary for a QPO. As of each of the dates shown above the Monte Carlo simulation model was used to develop a range of future equity values assuming an annual rate of appreciation equal to the Company’s estimated cost of equity and a standard deviation to the rate of appreciation equal to the expected volatility assumption. The probability of attaining the requisite equity value for a QPO represents the percent of the range of future equity values developed using the Monte Carlo simulation in which the estimated fair value of the Registrant’s common stock, on a fully diluted basis, equals or exceeds $19.00 per share.

Based on the above quantitative information the Registrant has concluded that prior to the fourth quarter of 2007, it was not probable that the preferred stock would become redeemable. The Registrant determined that during the fourth quarter of 2007, it became probable the preferred stock would be redeemable due to rapidly declining industry conditions during the third quarter that continued throughout the fourth quarter, the weak state of the public equity markets, and the Registrant’s historical operating results. Further the Registrant wrote off deferred costs associated with a planned IPO during the fourth quarter. Accordingly, as of October 1, 2007 accretion of the preferred stock in accordance with ASC 480-10-S90 is required. The Registrant has elected an accounting policy to accrete changes in the redemption value of the preferred stock over the period from the date of issuance (or from the date that it becomes probable that the security will become redeemable, if later) to the earliest redemption date of the security using the effective interest method.

The Registrant also considered quantitative and qualitative factors that would indicate that commencing accretion of the discount on the preferred stock would be appropriate in a period other than the fourth quarter of 2007. The Registrant determined that accretion was not required for all periods prior to July 2007 due to a computed probability of a QPO in excess of 38% in each period. Further, from a qualitative perspective, the Registrant was actively engaged in preparing a Form S1 for the sale of its common stock which was filed in July 2007. During the quarter ended September 30, 2007, the equity markets, the Registrant and the industry began to experience deteriorating conditions which resulted in a decline in the probability of a successful QPO prior to August 2011 to approximately 20%. Due to the probability declining during this quarter, the Registrant’s further considered qualitative factors. Key qualitative factors considered included the Registrant not abandoning its IPO and uncertainty as to how long the Registrant would continue to experience the negative factors impacting its performance.

The following are the revised disclosures included in the registration statement. Note that the following disclosure is in the annual statements ended December 31, 2008. For the quarterly statements, the references change as follows:

December 31, 2008 Annual Statements (pre-Codification)	September 30, 2009 Interim Statements (post-Codification)
EITF D-98: Classification of Measurement of Redeemable Securities	ASC Topic 480-10-S99

Paragraph 15 of EITF D-98	Paragraph 15 of ASC Topic 480-10-S99

December 29, 2009

Preferred Stock Accretion

Beginning October 1, 2007, the date that the Company determined that there was a more than remote likelihood that the Preferred Stock would become redeemable, the Company commenced accretion of the carrying value of the Preferred Stock over the period until the earliest redemption date (August 1, 2011) to the Preferred Stock’s liquidation value, plus accrued but unpaid dividends using the effective interest method. This determination was based upon the current state of the public equity markets which is restricting the Company’s ability to execute a qualified public offering, the Company’s historical operating results and the current volatility in the biodiesel and renewable fuels industries which have resulted in lower projected profitability. Prior to October 1, 2007, the Company had determined that it was not probable that the Preferred Stock would become redeemable; therefore, the carrying value was not adjusted in accordance with EITF D-98: Classification and Measurement of Redeemable Securities.

Accretion of $4,434 and $26,692 has been recognized as a reduction to income available to common shareholders in accordance with paragraph 15 of EITF D-98 for the years ended December 31, 2007, and 2008, respectively.

* * *

The Registrant acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 29, 2009

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at
(415) 983-7480.

Very truly yours,

/s/ Blair W. White
Blair W. White

cc:	Jeffery Stroburg

Daniel J. Oh

Chad Stone